

Mail Stop 3720

July 14, 2008

<u>**Via U.S. Mail and Fax (973) 574-8562**</u>
Mr. Arthur Barchenko
President, Chief Executive Officer
Electronic Control Security, Inc.
790 Bloomfield Avenue
Clifton, NJ 07012

      RE: **Electronic Security Control, Inc.**
              Form 10-KSB for the fiscal year ended June 30, 2007
              Filed September 28, 2007

              Form 10-QSB for the quarter ended March 31, 2008
              File No. 0-30810

Dear Mr. Barchenko:

     We have completed our review of your Form 10-KSB and related filings and do not, at this time, have any further comments.

                        Sincerely,

                        Larry Spirgel
                        Assistant Director